1280 West Peachtree Street NW
Atlanta, GA 30309
May 12, 2020
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the fiscal quarter ended April 5, 2020 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Interface, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended April 5, 2020, which was filed with the Securities and Exchange Commission on May 12, 2020.
Sincerely,
INTERFACE, INC.

By: /s/ David B. Foshee
David B. Foshee
Vice President and General Counsel